n.a. 8/24

11022637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8- 68166

SEC MAIL PROCESSING SECTION RECEIVED AUG 04 2011 WASH., D.C. 211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key West Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 E. Valley Blvd Suite 319
(No. and Street)

Alhambra (City) CA (State) 91801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yvonne Yiu 626-377-9988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 9/17

OATH OR AFFIRMATION

I, Yvonne Yiu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key West Investments, LLC, as of July 26, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]
Signature

President
Title

[signature]
Notary Public

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 26th day of July, 2011, by YVONNE YIU, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature: [signature]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NR01
WINNES WONG
COMM. #1822982
Notary Public - California
Los Angeles County
My Comm. Expires Nov. 18, 2012
NR01

KEY WEST INVESTMENTS, LLC

MEMBER FINRA / SIPC
33 E. Valley Blvd., Suite 201, Alhambra, CA 91801
Tel: (626) 377-9988 Fax: (626)377-9968 www.keywestinvestments.com

Written Response to FINRA Annual Audit Letter dated July 21, 2011

July 27, 2011

RE: Key West Investments, LLC Annual Audit

CRD No. 149418

Dear Ms. Diles,

This acknowledges receipt of your letter in regards to 2010 Annual Audit dated July 21, 2010. Attached please find revised Audit report to contain the following:

1. Computation of Reserve Formula
2. An accurate identification of the firm's exemptive provision for Possession or Control Requirements (Note C inaccurate states that the firm is exempt under (k)(1));
3. An accurate Note A
4. & 5. In addressing the material inadequacies and internal controls on Auditor's Report, all financials and payroll are prepared by our employee Eva Choi, and we hired an outside independent accountant Joey Wong on a monthly basis to review our financial reports for accuracy. Then FINOP of Key West Investments, LLC will then review all reports before submission. Key West Investments, LLC is in a process of hiring an outside FINOP when our financials become more complicated.

Additionally, in addressing the material adjustments to the firm's assets as reported in the FOCUS report, there are 2 major changes due to:

1. Wedbush Deposit Account – in 2010 when we deposited $25,000 to Wedbush Deposit Account, we classified as Expense to Wedbush. In 2011, our independent accountant suggested that we should create a separate clearing services deposit account and re-classify the balance as Asset. There is a $23,854 added back to our reports and it created discrepancies.
2. Depreciation Schedule – Accountant suggested creating a depreciation schedule on our 2010 Tax Return.

KEY WEST INVESTMENTS, LLC

MEMBER FINRA / SIPC
33 E. Valley Blvd., Suite 201, Alhambra, CA 91801
Tel: (626) 377-9988 Fax: (626)377-9968 www.keywestinvestments.com

Sorry for all the inconvenience. Please let me know if there is any question I can be of any further assistance. Thank you.

Sincerely,

Yvonne Yiu
CEO
Key West Investments, LLC

Key West Investments, LLC

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2010
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2010

KEY INVESTMENTS, LLC
December 31, 2010

Contents

Key West Investments, LLC

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2010
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2010

KEY INVESTMENTS, LLC
December 31, 2010

Contents

KEY WEST INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Key West Investments, LLC.(the Company) was formed as a California corporation on December 31, 2008. The Company has adopted a calendar year.

Description of Business

The Company, located in Los Angeles, CA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer; additionally, the same provision exempts the firm from the computation of the reserve formula.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the investment companies with which it does business.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2009, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in sales of annuities and securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2010, or in the procedures followed in making the periodic computation required. At December 31, 2010, the Company had net capital of $43,385.00 and a net capital requirement of $5,000. The Company's ratio of aggregate

indebtedness to net capital was 0.00 to 1 at December 31, 2010. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)2(ii), which provides that the firm will engage in limited business activities such as dealing in investment company shares. (ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – ACCRUED PAYROLL

The amount represented the liability due for payroll liabilities.

NOTE E – DEPRECIATION EXPENSE

The company not record depreciation expense for the year.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2010

Key West Investments, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2010

Computation of Net Capital

Total Partners' Equity:		$ 50,763.00
Nonallowable assets:		
Securities	0.00	
Property & Equipment	7,378.00	(7,378.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 43,385.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 522.33
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 38,585.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 7,831.00
Percentage of aggregate indebtedness to net capital	17.97%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2010	$ 49,720.00
Adjustments:	
Change in Equity (Adjustments)	(6,335.00)
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	43,385.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Key West Investments, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2010

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Webb Bush.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2010	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2010	$ -